UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File No. 001-38505

CLPS Incorporation

c/o Unit 1000, 10th Floor, Millennium City III

370 Kwun Tong Road, Kwun Tong, Kowloon

Hong Kong SAR

Tel: (852) 37073600

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On May 16, 2024, Mr. Zhao Hui Feng resigned as a director of the board (the “Board”) of CLPS Incorporation (the “Company”), including his positions in the Audit Committee, Compensation Committee, and Nominating Committee, for personal reasons, effective on June 1, 2024. On the same date, the Board appointed Ms. Jiajia Lu as an independent director to fill in the vacancy, including the position as the chair of the Nominating Committee of the Board, resulting from Mr. Zhao Hui Feng’s resignation, effective June 1, 2024.

The biography for Ms. Lu is set forth below:

Since August 2023, Ms. Jiajia Lu has been serving as a Vice President of Human Resources at The Coca-Cola Company in Atlanta, Georgia, USA, bringing with her over 15 years of global experience within the Coca-Cola system. Prior to Coca-Cola, Ms. Lu held several HR, talent, organizational development, and management roles at Unilever China, AstraZeneca China, and Philips Electronic Groups China. Ms. Lu holds a bachelor’s degree in Management of Information System from the Beijing Institute of Technology and an Executive MBA degree from Olin Business School of Washington University in St. Louis, where she received the C. William Emory Executive MBA Award.

Ms. Lu has no family relationships with any of the executive officers or directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2024

CLPS Incorporation

By:	/s/ Raymond Ming Hui Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer and Director

2